                               -EARNINGS RELEASE-

         ELRON ELECTRONIC INDUSTRIES REPORTS FIRST QUARTER 2005 RESULTS

Tel Aviv, Israel, May 17, 2005 - Elron Electronic Industries Ltd. (NASDAQ &TASE:ELRN) today reported a net loss of $5.1 million, or $(0.17) per share, for the first quarter of 2005, compared to a net income of $3.7 million, or $0.13 per share, in the first quarter of 2004.

Elron's net loss in the first quarter of 2005 is mainly due to the absence of gains from sales of shares of group companies which contributed, in the first quarter of 2004, $7.3 million to Elron's net income (resulting from the sales of shares in KIT eLearning and Zix Corporation), and from Elron's share in the net loss of its group companies which increased to $4.8 million, as compared to $1.7 million in the first quarter of 2004. The increase in Elron's share in the net loss of its group companies was mainly due to the effect of the sale of Elron's holdings in Elbit Systems in the third quarter of 2004 which positively contributed $2.5 million to Elron's share in the results of its group companies in the first quarter of 2004.

In the second quarter of 2005, Elron expects to record significant gains from the following events:

     The completion of the sale of 12,765,190 shares of Partner held by Elron, to Partner, for approximately $94 million, resulting in a gain, net of tax, of approximately $35 million.

     Upon the completion of the sale of Oren Semiconductor, Elron's 41% affiliate, to Zoran Corporation (NASDAQ:ZRAN), Elron will receive estimated proceeds of approximately $19 million resulting in an estimated gain, net of taxes, of approximately $16 million.

     Upon the completion of the underwritten proposed initial public offering of NetVision, Elron's 45.7% affiliate, on the Tel Aviv Stock Exchange, Elron's holding in NetVision will be decreased to approximately 39% resulting in an estimated gain for Elron of approximately $3 million.

Other events subsequent to the first quarter of 2005:

Investment in Teledata. On May 8, 2005 Elron invested $16 million in Teledata Networks Ltd. ("Teledata"), as part of an aggregate round of financing of $19 million, for approximately 21% of Teledata's equity on a fully diluted basis. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

Investment in Nulens. On April 21, 2005, Elron invested approximately $1.7 million in Nulens, out of its total investment commitment of $2.9 million, subject to achievement of a certain milestone, in consideration for 25% of Nulens' equity on a fully diluted basis. Nulens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures.

Liquidity and Shareholders Equity

As of March 31, 2005, Elron's cash, debentures and deposits amounted to approximately $155.6 million compared with $175.7 million at December 31, 2004. The decrease in Elron's cash and other liquid instruments in the first quarter of 2005 resulted primarily from approximately $15 million of income tax payments and from $3.3 million of investments in Elron's group companies. As of May 16, 2005, Elron's cash, debentures and deposits increased to approximately $230 million, mainly as a result of the proceeds received from the sale of Partner shares.

Shareholders' equity at March 31, 2005, was approximately $389.4 million, which represents 80% of Elron's total assets, compared with $389.1 million, representing approximately 78% of total assets at December 31, 2004.

"The significant gains we will record in the second quarter of 2005 resulting from the sale of shares of Partner and the expected sale of Oren Semiconductor is a result of our continued efforts, mainly during the first quarter of 2005, to realize value from our group companies", said Doron Birger, Elron's President and CEO. "Our successful exits in April and May 2005, significantly strengthened our financial resources enabling us to continue to make new investments in early stage companies as well as in more mature companies, such as Teledata, all of which will set the foundation for value creation in the future."

Investors may access Elron's first quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Wednesday, May 18, 2005 11;00 a.m. (EST); 06:00 p.m. Israel

DIAL IN NUMBERS:

In the US: 1-866 860 9642

In the UK: 0 800 917 5108

In Israel: 03 918 0610

International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Friday, May 20, 2005. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel.

Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
Raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                            March 31,  December 31,
                                                              2005         2004
                                                            ---------  ------------
                                                            Unaudited    Audited
                                                            ---------  ------------
 ASSETS
  Total current assets                                      $179,292      $198,662
                                                            --------      --------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                          114,110       117,124
Investments in other companies and long-term receivables     164,206       155,929
Deferred taxes                                                 5,687         5,493
Severance pay deposits                                         2,644         2,637
                                                            --------      --------

   Total long-term assets                                    286,647       281,183
                                                            --------      --------

 PROPERTY AND EQUIPMENT, NET                                   8,058         8,064
                                                            --------      --------

   INTANGIBLE ASSETS                                          13,234        13,247
                                                            --------      --------

   Total assets                                             $487,231      $501,156
                                                            ========      ========

 LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                                $ 23,016      $ 39,845
                                                            --------      --------

 LONG-TERM LIABILITIES
 Long-term loans from banks and others                         4,145         4,072
 Accrued severance pay and retirement obligations              3,853         3,809
 Deferred taxes                                               43,891        41,233
 Other                                                            22            22
                                                            --------      --------

   Total long-term liabilities                                51,911        49,136
                                                            --------      --------

 MINORITY INTEREST                                            22,865        23,095
                                                            --------      --------

   Total Shareholders' Equity                                389,439       389,080
                                                            --------      --------

   Total liabilities and shareholders' equity               $487,231      $501,156
                                                            ========      ========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                                             Three months
                                                                            ended March 31,        Year ended
                                                                        -----------------------    December 31,
                                                                          2005           2004         2004
                                                                        --------       --------    ------------
                                                                               Unaudited             Audited
                                                                        -----------------------    ------------
 INCOME
   Net revenues                                                         $   4,258     $   3,425     $  16,330
   Equity in losses of affiliated companies                                (3,588)         (389)      (10,492)
   Gain from disposal of businesses and affiliated
       companies and changes in holdings in affiliated
       companies, net                                                         (10)        6,080       132,396
   Other income, net                                                          286         2,437         4,784
                                                                        ---------     ---------     ---------

                                                                              946        11,553       143,018
                                                                        ---------     ---------     ---------

 COSTS AND EXPENSES                                                         6,408         8,529        39,164
                                                                        ---------     ---------     ---------


 Income (loss) before taxes on income                                      (5,462)        3,024       103,854
 Tax benefit (taxes on income)                                                155          (642)      (15,132)
                                                                        ---------     ---------     ---------
 Income (loss) after taxes on income                                       (5,307)        2,382        88,722
 Minority interest in losses (income) of subsidiaries                         194         1,640        (4,135)
                                                                        ---------     ---------     ---------
 Income (loss) from continuing operations                                  (5,113)        4,022        84,587
 Loss from discontinued operations                                           --            (300)         (454)
                                                                        ---------     ---------     ---------

 Net income (loss)                                                      $  (5,113)    $   3,722     $  84,133
                                                                        =========     =========     =========


   Basic income (loss) per share                                        $   (0.17)    $    0.13     $    2.87
                                                                        =========     =========     =========
   Diluted income (loss) per share                                      $   (0.18)    $    0.12     $    2.86
                                                                        =========     =========     =========

Weighted average number of ordinary shares used in computing basic
net income (loss) per share (thousands)                                    29,414        29,209        29,266
                                                                        =========     =========     =========
Weighted average number of ordinary shares used in computing diluted
net income (loss) per share (thousands)                                    29,414        29,307        29,385
                                                                        =========     =========     =========

MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2005

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of March 31, 2005 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2004 and notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that take place within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operations. We anticipate this change may have a significant effect on our results of operations. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as some of our group companies raising funds from new strategic and other investors in private placements. In addition, we recorded gains from realizing certain of our holdings, mainly in 2004, as a result of the sale of our holdings in Elbit Systems Ltd. (NASDAQ and TASE: ESLT), and in 2005, as a result of the sale of most of our holdings in Partner Communications Company Ltd. ("Partner") (NASDAQ and TASE: PTNR; LSE: PCCD) (see below under "RECENT DEVELOPMENTS"). Should the recovery in the world economy and, in particular, the technology sector, continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life, mainly in the fields of medical devices and communications. In this regard, new companies in which we invested at the end of 2004 included the investment of approximately $6.7 million in Jordan Valley Semiconductors Ltd. ("Jordan Valley") operating in the field of semiconductors, $3.0 million in Starling Advanced Communications ("Starling"), operating in the field of broadband communication, and $7.3 million in Impliant Inc. ("Impliant"), a medical device company. New investment in 2005 included a $16 million investment in Teledata Networks Ltd. ("Teledata"), a telecommunication company, and a $2.9 million investment in Nulens Ltd. ("Nulens"), a medical device company (see below under "RECENT DEVELOPMENTS")

RECENT DEVELOPMENTS

Sale of a majority of our holdings in Partner. On April 20, 2005, we completed the sale of 12,765,190 shares of Partner held by us, to Partner, for approximately $94.0 million, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of 33,317,933 million Partner shares to Partner for an aggregate consideration of approximately $245 million. As a result, we will record in the second quarter of 2005 a gain, net of tax, of approximately $35 million. Following the sale, our beneficial holding in Partner is approximately 2%, almost all of which is subject to transfer restrictions under Partner's Israeli communications license and are no longer pledged.

Investment in Nulens. On April 21, 2005, we invested approximately $1.7 million in Nulens, an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. The investment is the first of two installments, of which the second of approximately $1.2 million is scheduled after Nulens achieves a certain milestone. The total investment of $2.9 million is part of an aggregate investment of approximately $3.4 million, following which Elron will hold approximately 25% of Nulens on a fully diluted basis.

Investment in Teledata. On May 8, 2005, we completed a new investment of $16 million in Teledata. The investment is part of an aggregate round of financing of $19 million in which FBR Infinity II Ventures, a related venture capital fund, invested $3 million. Following the investment, we hold approximately 21% of Teledata and Infinity holds approximately 4% of Teledata, each on a fully diluted basis. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

Definitive agreement for the sale of all of our holdings in Oren. On May 9, 2005, we announced that a definitive agreement was signed for the sale of Oren, which is approximately 41% held by us, to Zoran Corporation (NASDAQ:ZRAN) ("Zoran"), which currently holds 17% of Oren. Zoran will pay $44.6 million in cash and Zoran securities for the remaining 83% of Oren, thereby imputing a value of $53.5 million for Oren, including Zoran's share. Oren is a privately held company which develops demodulator VLSI products for digital televisions, set-top boxes and personal computers, and is also engaged through partnerships in providing customers with a complete front-end solution. The completion of the transaction is subject to certain closing conditions. The transaction is expected to be completed during the second quarter of 2005. However, there is no assurance that the transaction will be consummated or the exact timing of the closing. Upon completion of the transaction, we will receive cash of approximately $12.4 million and Zoran shares with an estimated value of approximately $6.7 million and will record an estimated gain in the second quarter of 2005, of approximately $16 million, net of taxes.

Netvision proposed initial public offering. On May 13, 2005, NetVision, our currently 45.7% held affiliate, published a prospectus for a proposed underwritten initial public offering on the Tel Aviv Stock Exchange ("TASE") in Israel. This followed the approval of the Israeli Securities Authority on May 11, 2005. The proposed initial offering is for the sale of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31.0 million). In addition, future proceeds from the exercise of options to be sold in the proposed offering amount to approximately NIS28.8 million (approximately $6.6 million). Discount Investment Corporation ("DIC"), which also holds approximately 46% of Elron, is the other major shareholder of NetVision, holding 45.7% of NetVision. We and DIC will each convert approximately $3.1 million of loans into equity of NetVision immediately prior to the proposed offering. The proposed initial public offering is expects to be completed during May 2005, however there is no assurance that the proposed offering will be consummated.

In the event of the completion of the proposed offering, our holding in NetVision will be decreased to approximately 39% (27.4% on a fully diluted basis taking into account the convertible securities) resulting in an estimated gain, in the second quarter of 2005, of approximately $3 million.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Concurrently with the announcement of the sale of our shares in Elbit Systems Ltd. in 2004, we announced that, as a result of the transaction, Elron may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. At the time we filed our Form 6-K with the Securities and Exchange Commission regarding this matter, however, we believed, and our tax advisors concurred, that for 2004 we could potentially rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Pursuant to this exception, in order to avoid PFIC status in 2004, we cannot be a PFIC in 2005 and 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted, among others, by changes in our holdings and in the value of our group companies which are difficult to predict. In addition, the sale of our shares in Partner in 2005, as described above, generated significant passive income. As a result, we believe that it is possible that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. The ultimate determination of our PFIC status in 2005 is dependent on other components that may be part of our income for 2005, which are difficult to predict at this time. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2004 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described in the management report for the year ended December 31, 2004.

As more fully described in our management report for the year ended December 31, 2004, during 2004 the Emerging Issues Task Force of the Financial Accounting Standards Board ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative dividends, participating rights, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there are no investments that were previously accounted for by the equity method which are not considered to be in-substance-common stock, nor are there investments that are in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested since the fourth quarter of 2004, namely Jordan Valley, Impliant, Nulens and Teledata, are accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of the Company and the following main companies:

                          Three months ended March 31,
        -----------------------------------------------------------
                     2005                          2004
        ----------------------------  -----------------------------
         Elron TeleSoft    3DV         Elron TeleSoft    3DV
         Galil Medical     Starling    Galil Medical     Starling
         RDC               SELA(1)     RDC

      (1) Sela is consolidated since the second quarter of 2004, following the conversion by RDC of previously granted loans. On March 31, 2005, Elron and RDC invested $0.5 million and $0.8 million, respectively, in SELA, out of an aggregate amount of approximately $1.4 million raised by SELA in a private placement from Elron, RDC, other existing shareholders and new investors. As a result, Elron's consolidated ownership interest in SELA increased from approximately 54% to approximately 66%.

Equity Method. Our main group companies, accounted for under the equity method of accounting, include:

                                          Three months ended March 31,
-------------------------------------------------------------------------------------------------------------
                       2005                                                  2004
-------------------------------------------------   ---------------------------------------------------------
 Given Imaging         ChipX           Pulsicom      Elbit Systems(1)    Oren Semiconductor    Notal Vision
 Oncura                Wavion          CellAct       Given Imaging       ChipX                 Pulsicom
 NetVision             AMT                           Oncura              Wavion                CellAct
 Oren Semiconductor    Notal Vision                  NetVision           AMT


(1) Sold on July 28, 2004.

RESULTS OF OPERATIONS

Three months Ended March 31, 2005 compared to Three months Ended March 31, 2004.

The following table sets forth our results of operations in the reported period:

                                              Three months ended March 31,
                                        ---------------------------------------
                                              2005                   2004
                                        ----------------      -----------------
                                         (millions of $, except per share data)
     Net income (loss)                           (5.1)                   3.7
     Basic net income (loss) per share          (0.17)                  0.13


The net loss we reported in the three months ended March 31, 2005 was negatively affected by the absence of gains from dispositions of group companies, which contributed $7.3 million to our net income in the first quarter of 2004 (resulting from the sales of shares in KIT eLearning and Zix Corporation), and from our share in the net loss of our group companies which are accounted for under the consolidation or the equity method of accounting, which increased to $4.8 million (which includes $1.6 million of amortization of intangible assets related to holdings in our group companies), as compared to $1.7 million in the first quarter of 2004 (which includes $0.6 million of amortization of intangible assets), mainly due to the sale of all of our holdings in Elbit Systems in 2004 which positively contributed $2.5 million to our net income in the first quarter of 2004.

Reportable Segments

Our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other Holdings and The Corporate Operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations. ESW has been liquidated as of December 31, 2004.

At March 31, 2005, the main group companies were classified into the following segments:

                                Systems and
                                  projects                      Other holdings and corporate operations
                               ----------------------------------------------------------------------------------
Consolidated                   Elron TeleSoft   RDC; Galil Medical; 3DV; Starling; Sela.

Equity basis                                    Given Imaging; Oncura; NetVision; ChipX; Oren Semiconductor;
                                                Notal Vision; Wavion; AMT; Pulsicom; CellAct.

Cost                                            Jordan Valley; Impliant; Avantry.

Available-for-sale Securities                   Partner, Elbit Vision Systems


The following table reflects our consolidated data by reported segments:

                                                                   Other            Discontinued
                                                                holdings and         operations
                                                 Elron           corporate              of
                                               TeleSoft         operations*             ESW            Consolidated
                                               ----------------------------------------------------------------------
                                                                         (millions of $)
                                               ----------------------------------------------------------------------
                                                                Three months ended March 31, 2005
                                               ----------------------------------------------------------------------
 Income (loss)                                      1.3               (0.3)                    -              1.0
 Costs and expenses                                (1.8)              (4.3)                    -             (6.1)
 Net loss                                          (0.5)              (4.6)                    -             (5.1)

                                                                   Other            Discontinued
                                                                holdings and         operations
                                                 Elron           corporate              of
                                               TeleSoft         operations*             ESW            Consolidated
                                               --------------------------------------------------------------------
                                                                         (millions of $)
                                               ----------------------------------------------------------------------
                                                                Three months ended March 31, 2004
                                               ----------------------------------------------------------------------
 Income                                             1.7                9.9                     -             11.6
 Costs and expenses                                (2.2)              (6.3)                    -             (8.5)
 Income (loss) from continuing operations          (0.5)               4.5                     -              4.0
 Loss from discontinuing operations                   -                  -                  (0.3)            (0.3)
 Net Income (loss)                                 (0.5)               4.5                  (0.3)             3.7

* Income in the other holdings and corporate operations includes net losses from equity investments.


Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecom network management and revenue assurance products. The following table sets forth the results of operation of Elron
TeleSoft:

                                                   Three months ended March 31,
                                                  ------------------------------
                                                      2005               2004
                                                  --------------     -----------
                                                          (millions of $)
       Net revenues                                      1.3                1.7
       Cost of revenues                                 (0.8)              (1.0)
                                                       -----              -----
       Gross profit                                      0.5                0.7
       Operating expenses*                              (1.0)              (0.7)
       Amortization of intangible assets                   -               (0.2)
                                                       -----              -----
       Operating loss                                   (0.5)              (0.2)
       Finance expenses, net                               -               (0.3)
       Other expenses, net                                 -                  -
                                                           -                  -
                                                       -----              -----
       Net loss                                         (0.5)              (0.5)
                                                       -----              -----

       * Excluding amortization of other assets which are presented separately.

Revenues. Elron TeleSoft's net revenues decreased by $0.4 million, or 23%, from $1.7 million in the three months ended March 31, 2004 to $1.3 million in the same period in 2005 mainly due to the decrease in revenues derived from projects, as a result of Elron TeleSoft's efforts to focus on revenue assurance products. However, revenues in the first quarter of 2005 increased by 56% compared to revenues of $0.8 million in the fourth quarter of 2004, mainly as a result of increase in revenues dervied from its new revenue assurance products.

Cost of revenues. Cost of revenues of Elron TeleSoft in the three months ended March 31, 2005 was $0.8 million, representing a gross margin of 38%, compared to $1.0 million in the same period in 2004, representing a gross margin of 41%.

Operating expenses (excluding amortization of other assets which is presented separately) increased to $1.0 million in the three months ended March 31, 2005, compared to $0.7 million in the comparable period in 2004, resulting from the increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products in the international market.

Operating loss. As a result of the above, Elron TeleSoft's operating loss increased to $0.5 million in the three months ended March 31, 2005, compared to $0.2 million in the comparable period in 2004.

Finance expenses, net. Finance expenses decreased to $0 million in the three months ended March 31, 2005 compared to approximately $0.3 million in the same period in 2004, primarily as a result of the repayment of the majority of Elron Telesoft's bank loans and translation gains resulting from the devaluation of the New Israeli Shekel against the US Dollar.

Other Holdings and Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                                            Three months ended March 31,
                                                                           -------------------------------
                                                                               2005               2004
                                                                           --------------    -------------
                                                                                   (millions of $)
  Net revenues                                                                    3.0                1.8
   Net loss from equity investments                                              (3.6)              (0.4)
   Gain from disposal and changes in holdings in related  companies, net            -                6.1
   Other income, net                                                              0.3                2.4
                                                                                -----               ----
   Total income                                                                  (0.3)               9.9
  Cost of revenues                                                               (1.7)              (1.1)
  Operating expenses*                                                            (3.8)              (5.5)
  Amortization of intangible assets                                                 -*                 -*
  Finance income, net                                                             0.9                0.3
                                                                                -----               ----
  Total costs and expenses                                                       (4.7)              (6.3)
                                                                                -----               ----
  Income (loss) from continuing operations before taxes                          (5.0)               3.6
  Tax benefit (income tax)                                                        0.2               (0.6)
  Minority interest                                                               0.2                1.5
                                                                                -----               ----
  Net income (loss)                                                              (4.6)               4.5
                                                                                -----               ----

  * Excluding amortization of intangible assets which are presented separately, and amounted to less than $100 thousand in the three months ended March 31, 2005 and 2004.

Income

Net revenues. Net revenues in the three months ended March 31, 2005 and 2004 of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and Sela. The following table sets forth the segment revenues:

                                    Three months ended March 31,
                                    ----------------------------
                                     2005                 2004
                                    ------               -------
                                          (millions of $)
     Galil Medical                     2.0                  1.7
     Sela                              1.0                    -
     Other                               -                  0.1
                                         -                  ---
                                       3.0                  1.8
                                       ---                  ---

In the three months ended March 31, 2005 Galil Medical recorded revenues of $2.0 million, compared to $1.7 million in the comparable period in 2004. Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

Sela recorded revenues of $1.0 million in the three months ended March 31, 2005, compared to $0.9 million recorded in the three months ended March 31, 2004.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $3.6 million in the three months ended March 31, 2005, compared to $0.4 million in the same period in 2004. The increase in our share in net losses of our affiliated companies in the first quarter of 2005 is primarily due to the sale of our holding in Elbit Systems during the third quarter of 2004, which positively contributed $2.5 million to our net income in the first quarter of 2004. In addition, amortization of intangible assets relating to our holdings in our group companies, which is included in our share in net losses of affiliated companies, has increased in the first quarter of 2005 to $1.6 million, from $0.4 in the comparable period in 2004, mainly due to the purchase of additional shares of Given Imaging during the second half of 2004. Our share in net losses of affiliated companies in the first quarter of 2005 also includes a loss of $0.7 million, representing our share in Oren's net loss, which is not expected to recur in future periods after the sale of all of our shares in Oren, as described under "RECENT DEVELOPMENTS".

      Highlights of the Results of Operations of Certain Affiliates:

      Given Imaging (Nasdaq: GIVN) (a 20% holding directly and indirectly through RDC). Given Imaging, a medical device company that developed and markets disposable miniature video capsules for visualizing the gastrointestinal tract, recorded sales of $22.0 million in the first quarter of 2005, a 73% increase over sales in the first quarter of 2004. The total number of PillCam SB capsules sold in the first quarter of 2005 was 29,340, 55% higher than in the first quarter of 2004 and 11% higher than the fourth quarter of 2004. To date, cumulative unit sales of PillCam SB have reached 201,000. The total number of PillCam ESO capsules sold in the first quarter of 2005 was 6,700, compared to 5,300 PillCam ESO capsules sold in the fourth quarter of 2004 (following FDA clearance in late November 2004). Gross profit amounted to $15.6 million, or 70.9% of revenues, compared to $9.0 million, or 70.7% of revenues, in the first quarter of 2004. Given Imaging's net income for the first quarter was $1.2 million, compared to a net loss of $0.6 million in the first quarter of 2004.

      Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the three months ended March 31, 2005 of $18.4 million compared to $17.4 million in the first quarter of 2004. Oncura's net loss in the three months ended March 31, 2005 amounted to $0.8 million compared to a net income of $0.3 million in the first quarter of 2004. The net loss in the first quarter of 2005 resulted mainly from decrease in gross margin and an increase in operating expenses.

      Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), recorded revenues of $0.1 million in the three months ended March 31, 2005 compared to $0.3 million in the same period in 2004 and its net loss increased to $0.7 million from $0.3 million, mainly as a result of an increase in research and development expenses.

      NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel and, commencing the fourth quarter of 2004, international telephony services through Voice over IP technology (VoIP). The other major shareholder of NetVision is DIC, which also holds 46% of NetVision. NetVision's revenues in the three month period ended March 31, 2005, increased by 10% to $18.7 million (of which $0.6 million was derived from international telephony services), from $17.0 million in the same period in 2004, and its Internet customer base at March 31, 2005 reached approximately 400,000 (of which approximately 239,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). NetVision's operating income decreased to $1.2 million, compared to $2.2 million in the same period in 2004 and its net income decreased to $0.2 million compared to $0.6 million in the first quarter of 2004. The decrease in NetVision's operating income and net income resulted mainly from costs related to the introduction of its international telephony services. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2005 according to which $1.00 equaled NIS 4.361.

      NetVision's future period results will continue to be affected mainly by the highly competitive Internet broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize, as well as from NetVision's penetration costs to the highly competitive international telephony services market in Israel.

      On May 13, 2005, NetVision published a prospectus for a proposed underwritten initial public offering on the TASE, which NetVision expects to complete during May 2005, as described above under "RECENT DEVELOPMENTS".

      Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Wavion had no revenues in the three month period ended March 31, 2005, compared to $0.1 million in the same period in 2004. Revenues in 2004 resulted from subcontracting activities, which Wavion ceased to provide during 2004, focusing its efforts in devoloping its products. Wavion's net loss amounted to $1.7 million in the three month period ended March 31, 2005, the same as in the comparable period in 2004, consisting mainly of research and development expenses.

      ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three month period ended March 31, 2005 increased to $5.0 million, compared to $3.9 million in the same period in 2004, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in the three month period ended March 31, 2005 decreased to $0.6 million, compared to $1.5 million in the same period in 2004.

      In March 2004, ChipX raised $12.0 million in a private placement, the proceeds of which are used to finance its sales, marketing and development investments in its structured ASIC technology.

      Oren Semiconductor (a 41% holding, as of March 31, 2005). On May 9, 2005, we announced the signing of a definitive agreement to sell all of our holdings in Oren, as described above under "RECENT DEVELOPMENTS". In the three months ended March 31, 2005, Oren's revenues decreased to $0.5 million compared to $1.0 million in the same period in 2004, mainly as a result of a decrease in product revenues due to delay in product development and due to a decrease in revenues from development projects. Oren's net loss in the three months ended March 31, 2005 increased to $1.7 million compared to $1.0 million in the same period in 2004 mainly as a result of the decrease in revenues.

      AMT (a 41% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in the three month period ended march 31, 2005, amounted to $0.7 million, compared to $0.4 million in the first three months of 2004 and its consolidated net loss amounted to $0.7 million in the first quarter of 2005, compared to $0.4 million in the same period in 2004. AMT's main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $0.5 million in the three month period ended March 31, 2005, compared to $0.2 million in the same period in 2004, and a net loss of $0.4 million, the same as in the comparable period in 2004.

      In June 2004 AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies is expected to increase.

      Results of operations of significant group companies which are accounted for other than under the equity method of accounting.

      Partner (Nasdaq: PTNR) (a 9% holding through Elbit as of March 31, 2005). Our investment in Partner is accounted for as available-for-sale security, whose results do not affect our results of operations. At March 31, 2005, the market value of our investment in Partner amounted to $144.6 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. As described above under "RECENT DEVELOPMENTS", on April 20, 2005 we sold 12,765,190 shares of Partner held by us, to Partner, for approximately $94.1 million, and remained with an approximately 2% equity interest in Partner.

      In the three months ended March 31, 2005, Partner recorded revenues of $289.0, an increase of 3% over the same period in 2004, which amounted to $279.4. Partner's net income in the three months ended March 31, 2005 amounted to $28.5, compared to $21.1 in the first quarter of 2004. Partner's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2005 according to which $1.00 equaled NIS 4.361.

      Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in the first quarter of 2005 increased to $0.9 million from $0.6 million in the first quarter of 2004, primarily due to the launch of new products for the semiconductor industry, and its net loss in the three months ended March 31, 2005 amounted to $0.9 million, compared to $0.8 million in the same period in 2004. In October 2004, Jordan Valley completed a private placement of approximately $9 million, the proceeds of which are used to finance its sales, marketing and development activities.

      Impliant (a 28% holding). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery. Impliant's net loss in the three months ended March 31, 2005 amounted to $1.5 million, compared to $0.6 million in the same period in 2004, mainly as a result of increase in research and development expenses, following the completion of its private placement of approximately $18 million in December 2004.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Our gains from disposal of business and affiliated companies and changes in our holdings in affiliated companies amounted to $0 million in the three months ended March 31, 2005 compared to $6.1 million in the same period in 2004. The gain in the first quarter of 2004 resulted primarily from a $5.3 million gain from the sale of our share of KIT eLearning and an aggregate gain of $0.5 million resulting from changes in holdings in Given Imaging and Elbit Systems as a result of employees' option exercises.

Other Income, net. Other income, net, of the other holdings and corporate operations segment amounted to $0.3 million in the three months ended March 31, 2005 compared to $2.4 million in the same period in 2004. The gain in the first quarter of 2004 resulted mainly from a $3.1 million gain, before tax ($2.0 million net of tax), from the sale of 362,416 shares of Zix received in consideration for ESW's assets and business sold to Zix in 2003. This gain was partially offset by $0.5 million which represented the funding of 3DV's previous years' losses.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and Sela. Cost of revenues of the Other Holdings and Corporate Operation segment in the three month period ended March 31, 2005 were $1.7 million compared to $1.1 million in the same period in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, Sela, 3DV and Starling. The following table sets forth the segment operating expenses (excluding amortization of other assets, amounting to less then $100 thousand in the first quarter of 2005 and 2004, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

                                  Three months ended March 31,
                               -----------------------------------
                                    2005                2004
                               ----------------    ---------------
                                        (millions of $)
       Corporate                           1.8                2.0
       Galil Medical                       0.8                0.7
       Sela                                0.8                  -
       Starling                            0.4                0.4
       3DV                                 0.3                0.4
       Other                              (0.3)               2.0
                                          ----                ---
                                           3.8                5.5
                                          ----                ---

Our corporate operating costs in the three months ended March 31, 2005, amounted to $1.8 million, compared to $2.0 million in the comparable period in 2004.

Operating expenses of Galil Medical in the three months ended March 31, 2005 were $0.8 million compared to $0.7 million in the same period in 2004. The increase in its operating expenses was mainly due to the commencment by Galil Medical at the end of 2004 of the development of its cryotherapy technology for application in the women's health field. Galil Medical's operating loss in the three months ended March 31, 2005 amounted to $0.2 million, the same as in the comparable period in 2004.

Sela's operating expenses amounted to $0.8 million in the three months ended March 31, 2005, compared to $0.6 million in the same period in 2004 and its operating loss amounted to $0.2 million, compared to $0.1 million.

Other operating expenses include mainly the operating expenses of RDC which included, in the first quarter of 2004, $1.8 million costs related to RDC's employee stock option plans, as compared to an income of $0.6 million in the first quarter of 2005 which resulted from the decrease in the fair value of call options to purchase shares of affiliated companies.

Finance income, net. Finance income, net, in the corporate operations and other holdings segment amounted in the three months ended March 31, 2005 to $0.9 million compared to $0.3 million in the same period in 2004. The increase is mainly due to higher cash resources as a result from the sale of our holding in Elbit Systems in 2004 for approximately $197 million.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at March 31, 2005, were approximately $169.2 million compared with $188.6 million at December 31, 2004. At March 31, 2005, the corporate cash, debentures and deposits were $155.6 million compared with $175.7 million at December 31, 2004.

There were no significant sources of corporate cash and other liquid instruments in the first quarter of 2005. On April 20, 2005, we received approximately $94 million in consideration for the sale of Partner shares, as described under "RECENT DEVELOPMENTS".

The main uses of the corporate cash and other liquid instruments in the first quarter of 2005, were income tax payment of $15 million and $3.3 million of investments in our group companies.

Consolidated working capital at March 31, 2005 amounted to $156.3 million compared to $158.8 million at December 31, 2004.

Consolidated loans at March 31, 2005, were approximately $8.4 million (of which $1.4 million was attributed to Elron TeleSoft, and which is guaranteed by us). In connection with some of Elron TeleSoft's bank loans, we have also provided to the lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC, the other major shareholder of NetVision, provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The letters of comfort will be terminated if and when Netvision completes its proposed offering, subject to certain conditions provided in the letters of comfort. The amount outstanding under NetVision's credit lines at March 31, 2005, was approximately $13.5 million.

MediaGate's bank loan in the amount of approximately $2.7 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us. We are currently discussing with the bank ways to legally release Mediagate from the loan.

Following the sale of Partner shares on April 20, 2005, as discribed under "RECENT DEVELOPMENTS", the majority of the remaining Partner shares, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license and are no longer pledged to Partner's lending banks. In order to hedge the dollar value that was received from the sale of our shares in Partner, we purchased call options and sold put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44. The hedge transaction resulted with no material effect on our cash resources. The proceeds received for Partner shares amounted to approximately $94 million.

Subsequent to March 31, 2005 and through May 16, 2005, we invested an additional aggregate amount of approximately $18.3 million in new and existing group companies, including an investment of $16 million in Teledata and $1.7 million in Nulens, as discribed under "RECENT DEVELOPMENTS".

The corporate cash, debentures and deposits as of May 16, 2005 amounted to approximately $230 million.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at March 31, 2005, was approximately $389.4 million, representing approximately 80% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004.


                                    # # # # #

                                  [ELRON Logo]





                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              As of March 31, 2005
                              --------------------
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2005


                                    UNAUDITED


                                      INDEX




                                                                     Page
                                                               ----------------

Consolidated Balance Sheets                                          1-2

Consolidated Statements of Operations                                 3

Statements of Shareholders' Equity                                    4

Consolidated Statements of Cash Flows                                5-6

Notes to the Consolidated Financial Statements                       7-14

Annex to the Consolidated Financial Statements                        15



                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data



                                                               March 31,    December 31,
                                                                 2005           2004
                                                              -----------   -----------
                                                               Unaudited      Audited
                                                              -----------   -----------
    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                   $    28,160   $    42,611
  Short-term investments                                          141,037       146,009
  Trade receivables, net*                                           5,550         6,112
  Other receivables and prepaid expenses*                           2,327         1,946
  Inventories and contracts-in-progress                             2,218         1,984
                                                              -----------   -----------

Total current assets                                              179,292       198,662
                                                              -----------   -----------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies                             114,110       117,124
  Investments in other companies and long-term receivables*       164,206       155,929
  Deferred taxes                                                    5,687         5,493
  Severance pay deposits                                            2,644         2,637
                                                              -----------   -----------

Total investments and long-term receivables                       286,647       281,183
                                                              -----------   -----------

PROPERTY AND EQUIPMENT, NET                                         8,058         8,064
                                                              -----------   -----------

INTANGIBLE ASSETS
  Goodwill                                                         10,268        10,268
  Other intangible assets                                           2,966         2,979
                                                              -----------   -----------

Total intangible assets                                            13,234        13,247
                                                              -----------   -----------

Total assets                                                  $   487,231   $   501,156
                                                              ===========   ===========


* Includes receivables from related parties in the aggregate amount of $3,670 and $3,360 as of March 31, 2005 and December 31, 2004, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                  March 31,    December 31,
                                                                                    2005          2004
                                                                                 -----------   -----------
                                                                                  Unaudited      Audited
                                                                                 -----------   -----------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks and others                                         $     1,373   $     2,079
  Current maturities of long-term loans from banks and others                          2,930         2,974
  Trade payables                                                                       3,044         3,459
  Other payables and accrued expenses                                                 15,669        31,333
                                                                                 -----------   -----------

Total current liabilities                                                             23,016        39,845
                                                                                 -----------   -----------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                                                4,145         4,072
  Accrued severance pay and retirement obligations                                     3,853         3,809
  Deferred taxes                                                                      43,891        41,233
  Other                                                                                   22            22
                                                                                 -----------   -----------

Total long-term liabilities                                                           51,911        49,136
                                                                                 -----------   -----------

MINORITY INTEREST                                                                     22,865        23,095
                                                                                 -----------   -----------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
    March 31, 2005 and December 31, 2004; Issued and outstanding -
    29,414,424 shares as of March 31, 2005 and December 31, 2004                       9,572         9,572
  Additional paid-in capital                                                         270,114       270,005
  Accumulated other comprehensive income                                              63,080        57,717
  Retained earnings                                                                   46,673        51,786
                                                                                 -----------   -----------

Total shareholders' equity                                                           389,439       389,080
                                                                                 -----------   -----------

Total liabilities and shareholders' equity                                       $   487,231   $   501,156
                                                                                 ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                              Three months
                                                                            ended March 31,          Year ended
                                                                       --------------------------    December 31,
                                                                           2005           2004           2004
                                                                       -----------    -----------    -----------
                                                                               Unaudited               Audited
                                                                       --------------------------    -----------
INCOME
  Net revenues*                                                        $     4,258    $     3,425    $    16,330
  Equity in losses of affiliated companies                                  (3,588)          (389)       (10,492)
  Gain from  disposal of  businesses  and  affiliated  companies and
    changes in holdings in affiliated companies, net                           (10)         6,080        132,396
  Other income, net                                                            286          2,437          4,784
                                                                       -----------    -----------    -----------

                                                                               946         11,553        143,018
                                                                       -----------    -----------    -----------
COSTS AND EXPENSES
  Cost of revenues                                                           2,490          2,055          9,650
  Research and development costs, net                                        1,554          1,014          3,637
  Marketing and selling expenses, net                                        1,099            566          3,202
  General and administrative expenses                                        2,147          4,655         13,285
  Restructuring costs                                                         --             --              225
  Amortization of intangible assets and in process research
    and development                                                             44            194            731
  Impairment of goodwill                                                      --             --            1,980
  Impairment of intangible assets and property and equipment                  --             --            7,097
  Financial expenses (income), net                                            (926)            45           (643)
                                                                       -----------    -----------    -----------

                                                                             6,408          8,529         39,164
                                                                       -----------    -----------    -----------

Income (loss) before taxes on income                                        (5,462)         3,024        103,854
Tax benefit (taxes on income)                                                  155           (642)       (15,132)
                                                                       -----------    -----------    -----------
Income (loss) after taxes on income                                         (5,307)         2,382         88,722
Minority interest in losses (income) of subsidiaries                           194          1,640         (4,135)
                                                                       -----------    -----------    -----------
Income (loss) from continuing operations                                    (5,113)         4,022         84,587
Loss from discontinued operations                                             --             (300)          (454)
                                                                       -----------    -----------    -----------

Net income (loss)                                                      $    (5,113)   $     3,722    $    84,133
                                                                       ===========    ===========    ===========

Income (loss) per share:
  Basic:
  Income (loss) from continuing operations                             $     (0.17)   $      0.14    $      2.89
  Loss from discontinued operations                                           --            (0.01)         (0.02)
                                                                       -----------    -----------    -----------

  Net income (loss)                                                    $     (0.17)   $      0.13    $      2.87
                                                                       ===========    ===========    ===========

  Diluted:

  Income (loss) from continuing operations                             $     (0.18)   $      0.13    $      2.88
  Loss from discontinued operations                                           --            (0.01)         (0.02)
                                                                       -----------    -----------    -----------

  Net income (loss)                                                    $     (0.18)   $      0.12    $      2.86
                                                                       ===========    ===========    ===========

Weighted average number of ordinary shares used in computing basic
  net income (loss) per share (thousands)                                   29,414         29,209         29,266
                                                                       ===========    ===========    ===========
Weighted average number of ordinary shares used in computing
  diluted net income (loss) per share (thousands)                           29,414         29,307         29,385
                                                                       ===========    ===========    ===========

* Includes revenues from related parties, in the amount of $1,966 and $2,238 for the three months ended March 31, 2005 and 2004, respectively, and $8,480 for the year ended December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                          Accumulated
                                                                                          Additional         other
                                                            Number of                       paid-in      comprehensive
                                                             shares      Share capital      capital          income
                                                          ------------   -------------    ------------   -------------
Audited
Balance as of January 1, 2004                               29,206,845    $      9,572    $    267,113   $     51,792
Exercise of options                                            207,579            --             2,097
Stock based compensation                                          --              --               545           --
Tax benefit in respect of options exercised                       --              --               250           --
Other comprehensive income (loss), net of tax:
  Unrealized gains on available for sale securities               --              --              --            8,489
  Reclassification adjustment for gain realized
    included in net income                                        --              --              --           (3,582)
  Foreign currency translation adjustments                        --              --              --              202
  Unrealized gain on derivative instruments in
  affiliated company                                              --              --              --               84
  Reclassification adjustments for loss on derivative
  instruments, minimum pension liability and foreign
  currency translation adjustments, included in net
  income due to sale of affiliated companies                      --              --              --              732
Net income                                                        --              --              --             --
                                                          ------------   -------------    ------------   ------------
Balance as of December 31, 2004                             29,414,424    $      9,572    $    270,005   $     57,717
Total comprehensive income
Unaudited
Stock based compensation                                          --              --               109           --
Other comprehensive income, net of tax:
  Unrealized gains on available for sale securities               --              --              --            5,333
  Foreign currency translation adjustments                        --              --              --               30
Net loss                                                          --              --              --             --
                                                          ------------   -------------    ------------   ------------
Balance as of March 31, 2005                                29,414,424    $      9,572    $    270,114   $     63,080
                                                          ============   =============    ============   ============
Total comprehensive income
Unaudited
Balance as of January 1, 2004                               29,206,845    $      9,572    $    267,113   $     51,792
 Exercise of options                                             4,500            --                31           --
Stock based compensation                                          --              --               183           --
Other comprehensive income, net of tax:
  Unrealized gains on available for sale securities               --              --              --            3,958
  Reclassification adjustment for gain realized
  included in net income                                          --              --              --           (2,045)
  Foreign currency translation adjustments                        --              --              --              409
  Unrealized loss on derivative instrument in                     --                                              (18)
  affiliated company                                              --              --
Net income                                                        --              --              --             --
                                                          ------------   -------------    ------------   ------------
Balance as of March 31, 2004                                29,211,345    $      9,572    $    267,327   $     54,096
                                                          ============   =============    ============   ============
Total comprehensive income
                                                            Retained
                                                            earnings         Total           Total
                                                          (Accumulated    Shareholders'   comprehensive
                                                            deficit)         equity       income (loss)
                                                          ------------    ------------    ------------
Audited
Balance as of January 1, 2004                             $    (32,347)   $    296,130
Exercise of options                                                              2,097
Stock based compensation                                          --               545
Tax benefit in respect of options exercised                       --               250
Other comprehensive income (loss), net of tax:
  Unrealized gains on available for sale securities               --             8,489    $      8,489
  Reclassification adjustment for gain realized
    included in net income                                        --            (3,582)         (3,582)
  Foreign currency translation adjustments                                         202             202
  Unrealized gain on derivative instruments in
  affiliated company                                              --                84              84
  Reclassification adjustments for loss on derivative
  instruments, minimum pension liability and foreign
  currency translation adjustments, included in net
  income due to sale of affiliated companies                      --               732             732
Net income                                                      84,133          84,133          84,133
                                                          ------------    ------------    ------------
Balance as of December 31, 2004                           $     51,786         389,080
Total comprehensive income                                                                $     90,058
                                                                                          ============
Unaudited
Stock based compensation                                          --               109
Other comprehensive income, net of tax:
  Unrealized gains on available for sale securities               --             5,333    $      5,333
  Foreign currency translation adjustments                        --                30              30
Net loss                                                        (5,113)         (5,113)         (5,113)
                                                          ------------    ------------    ------------
Balance as of March 31, 2005                              $     46,673    $    389,439
                                                          ============    ============
Total comprehensive income                                                                $        250
                                                                                          ============
Unaudited
Balance as of January 1, 2004                             $    (32,347)   $    296,130
 Exercise of options                                              --                31
Stock based compensation                                          --               183
Other comprehensive income, net of tax:
  Unrealized gains on available for sale securities               --             3,958    $      3,958
  Reclassification adjustment for gain realized
  included in net income                                          --            (2,045)         (2,045)
  Foreign currency translation adjustments                        --               409             409
  Unrealized loss on derivative instrument in                                      (18)            (18)
  affiliated company
Net income                                                       3,722           3,722           3,722
                                                          ------------    ------------    ------------
Balance as of March 31, 2004                              $    (28,625)   $    302,370
                                                          ============    ============
Total comprehensive income                                                                $      6,026
                                                                                          ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                       Three months
                                                                                      ended March 31,         Year ended
                                                                               --------------------------    December 31,
                                                                                   2005           2004           2004
                                                                               ------------   -----------    -----------
                                                                                       Unaudited               Audited
                                                                               --------------------------    -----------
Cash flows from operating activities
  Net income (loss)                                                            $    (5,113)   $     3,722    $    84,133
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                         3,588            389         10,492
    Dividend from affiliated companies                                                --             --            1,719
    Minority interest in income (losses) of subsidiaries                              (194)        (1,640)         4,135
    Loss (gain) from disposal of  businesses  and  affiliated  companies and
      changes in holdings in affiliated companies, net                                  10         (6,080)      (132,396)
    Gain from sale of investments in available for sale securities                    --           (3,096)        (5,360)
    Depreciation and amortization                                                      302            487          1,868
    Impairment of intangible assets and property and equipment                        --             --            7,097
    Impairment of goodwill                                                            --             --            1,980
    Decline in value of other investments                                             --              150            803
    Equity in losses (income) of partnerships                                           31            (32)             7
    Amortization (appreciation) of deferred stock compensation and changes
      in liability in respect of call options                                         (465)         2,353          3,033
    Deferred taxes, net                                                               (184)           553         (2,409)
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                                           562            549           (139)
    Decrease (increase) in other receivables and prepaid expenses                     (374)        (1,840)            88
    Decrease (increase) in trading securities, net                                       1             (4)             5
    Decrease (increase) in inventories and contracts-in-progress                      (234)           241            333
    Decrease in trade payables                                                        (415)          (909)        (1,184)
    Increase (decrease) in other payables and accrued expenses (mainly
      provision for income taxes in 2004 and tax payment in 2005)                  (15,125)          (699)        16,935
    Other                                                                             (508)           578           (552)
                                                                               -----------    -----------    -----------
Net cash used in operating activities                                              (18,118)        (5,278)        (9,412)
                                                                               -----------    -----------    -----------
Cash flows from investing activities
  Investment in affiliated companies                                                  (465)        (3,224)       (57,916)
  Proceeds from sale of KIT shares                                                    --            5,706          5,706
  Proceeds from sale of ESL shares                                                    --             --          196,580
  Proceeds from sale of Given Imaging shares                                          --             --            9,074
  Cash and cash equivalents resulting from newly consolidated subsidiaries
   (Schedule A)                                                                       --              133            247
  Investment in other companies                                                       --             (500)       (15,264)
  Proceeds from sale of available for sale securities                                 --            4,241          8,062
  Proceeds from sale of other investments                                               93           --             --
  Investments in held to maturity debentures and deposits                             --           (4,472)      (105,378)
  Investment in available for sale securities                                       (4,955)          --          (43,000)
  Proceeds from maturities of held to maturity debentures and deposits              10,000         26,664         33,345
  Purchase of property and equipment                                                  (265)          (239)          (728)
  Proceeds from sale of property and equipment                                          24             26           --
                                                                               -----------    -----------    -----------
Net cash provided by investing activities                                            4,432         28,335         30,728
                                                                               -----------    -----------    -----------
Cash flows from financing activities
  Proceeds from options exercised                                                     --               31          2,097
  Receipt of long-term loans from banks                                               --              355            519
  Repayment of long-term loans                                                         (22)       (40,565)       (50,677)
  Decrease in short-term bank loan, net                                               (706)           (65)       (15,842)
  Receipt of short-term loans from minority shareholders of subsidiaries              --              316            137
  Proceeds from convertible loans and long-term loans from  minority
    shareholders of a subsidiary                                                      --              140          1,402
  Investment by minority shareholders of a subsidiary                                   30           --             --
  Issuance expenses in a subsidiary                                                    (67)          (179)          (180)
  Dividend to minority shareholders of a subsidiary                                   --              (67)           (67)
                                                                               -----------    -----------    -----------
Net cash used in financing activities                                                 (765)       (40,034)       (62,611)
                                                                               -----------    -----------    -----------
DECREASE IN CASH AND CASH EQUIVALENTS                                              (14,451)       (16,977)       (41,295)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                            42,611         83,906         83,906
                                                                               -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                             $    28,160    $    66,929    $    42,611
                                                                               ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                 Three months
                                                                 ended March 31,       Year ended
                                                           -------------------------   December 31,
                                                              2005          2004          2004
                                                           -----------   -----------   -----------
                                                                   Unaudited            Audited
                                                           -------------------------   -----------
Supplemental cash flow information:
Cash paid for:
Income taxes                                               $    15,014   $        48   $       172
                                                           ===========   ===========   ===========

Interest                                                   $        31   $       537   $     1,044
                                                           ===========   ===========   ===========


                                                                            Three
                                                                            months
                                                                            ended        Year ended
                                                                           March 31,    December 31,
                                                                             2004           2004
                                                                         (Unaudited)      (Audited)
                                                                         -----------    -----------
(A) Cash and cash equivalents resulting from newly consolidated subsidiaries

         Assets acquired and liabilities assumed at the purchase date:
           Working capital deficiency, net (except cash and cash
             equivalents)                                                $     1,254    $     1,071
           Deposits                                                              (31)           (31)
           Property and equipment                                               (423)          (618)
           Intangible assets                                                    (878)        (1,350)
           Long-term liabilities                                                 191            431
           Investment at equity prior to acquisition                              49            678
           Minority interests                                                    (29)            66
                                                                         -----------    -----------

            Cash and cash equivalents acquired                           $       133    $       247
                                                                         ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:-  GENERAL

          The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2005, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 7 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

          These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004.

          The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

          Results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

          b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

          c. FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)) (See Note 2y to the Company's annual financial statements for 2004), was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006.

          d. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS

          a.   Partner Communications Company Ltd. ("Partner")
               -----------------------------------------------

               Subsequent to the balance sheet date, on April 20, 2005 Elbit completed the sale to Partner of 12,765,190 Partner shares for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245,000.

               As a result of the sale, Elron will record in the statement of operations, in the second quarter of 2005, an estimated gain, after tax, of approximately $35,000. The shares sold are presented in the balance sheet as of March 31, 2005 at an amount of approximately $116,000 with the unrealized gains of approximately $51,000 recorded as accumulated other comprehensive income.

               Subsequent to the aforementioned sale, Elron's beneficial holding in Partner is approximately 2%. This interest in Partner is no longer pledged to the banks providing financing to Partner but almost all of it is still subject to certain transfer restrictions under Partner's Israeli communications license.

               As part of the Company's policy to limit its exposure to foreign currency risks, Elron hedged the dollar value that was received from the sale of its Partner shares by the purchase of a zero cost collar, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days. The transaction was terminated upon the sale of Partner shares and did not have a material effect on the Company's financial statements.

          b.   Nulens
               ------

               Subsequent to the balance sheet date, on April 21, 2005, Elron completed an investment of approximately $2,900 in Nulens Ltd. ("Nulens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. Nulens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment will be invested in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of Nulens on a fully diluted and on an as converted basis and an additional amount of approximately $1,200 will be invested upon the fulfillment of a certain milestone by Nulens. Following Elron's aggregate investment, Elron will hold approximately 25% of Nulens, on a fully diluted and on an as converted basis.

          c.   Teledata
               --------

               Subsequent to the balance sheet date, on May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The preferred shares entitle their holders to certain preference rights upon liquidation, deemed liquidation and dividend distribution. The investment is part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, an indirectly related venture capital fund, invested $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following completion of the round of investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-  MAJOR TRANSACTIONS (Cont.)

          d.   Oren
               ----

               Subsequent to the balance sheet date, on May 9, 2005, a definitive agreement was signed for the sale of Oren, in which Elron has a 41% interest, to Zoran Corporation (NASDAQ:ZRAN) ("Zoran"), which currently holds approximately 17% of Oren. The consideration to be paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran will pay approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Oren is a privately held company which develops demodulator VLSI products for digital televisions, set-top boxes and personal computers, and is also engaged through partnerships in providing customers with a complete front-end solution. The completion of the transaction is subject to certain closing conditions. The transaction is expected to be completed during the second quarter of 2005. However, there is no assurance that the transaction will be consummated or of the exact timing of the closing. Upon completion of the transaction, Elron will receive cash of approximately $12,400 and Zoran common stock with an estimated value of approximately $6,700 and will record an estimated gain in the second quarter of 2005, net of taxes, of approximately $16,000.

          e.   Netvision
               ---------

               Subsequent to the balance sheet date, on May 13, 2005, NetVision, currently a 45.7% held affiliate of Elron, published a prospectus for a proposed underwritten initial public offering on the Tel Aviv Stock Exchange ("TASE") in Israel. This followed the approval of the Israeli Securities Authority on May 11, 2005. The proposed initial offering is for the sale of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31,000). In addition, future proceeds from the exercise of options to be sold in the proposed offering amount to approximately NIS28.8 million (approximately $6,600). Discount Investment Corporation ("DIC"), which also holds approximately 46% of Elron, is the other major shareholder of NetVision, holding 45.7% of NetVision. Elron and DIC will each convert approximately $3,100 of loans into equity of NetVision immediately prior to the proposed offering. The proposed initial public offering is expected to be completed during May 2005, however there is no assurance that the proposed offering will be consummated.

               In the event of the completion of the proposed offering, Elron's holding in NetVision will be decreased to approximately 39% (27.4% on a fully diluted basis if taking into account the convertible securities) resulting in an estimated gain for Elron, in the second quarter of 2005, of approximately $3,000. This gain is subject to adjustments, depending, among others, upon the allocation of the proceeds raised by NetVision between shares and convertible securities issued, upon completion of the offering.


NOTE 4:-  STOCK BASED EMPLOYEE COMPENSATION

          The Company elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans granted prior to 2003. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

          Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No.123 "Accounting for Stock-Based Compensation ("SFAS No.123").

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 4:-  STOCK BASED EMPLOYEE COMPENSATION (Cont.)

          Under the prospective method of adoption selected by the Company in accordance with the provisions of FASB Statement No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No.148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003.

          The following pro forma information presents the effect on the Company's and subsidiaries' stock-based employee compensation expense, consolidated net income (loss) and income (loss) per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period.

                                                                                         Three months
                                                                                        ended March 31,       Year ended
                                                                                 --------------------------   December 31,
                                                                                     2005           2004          2004
                                                                                 ------------   -----------   -----------
                                                                                         Unaudited              Audited
                                                                                 --------------------------   -----------
          Net income (loss), as reported                                         $    (5,113)   $     3,722   $    84,133
          Add: Stock-based employee compensation expense
            included in reported net income (loss)                                       122            194           626
          Deduct: Total stock-based compensation expense
            determined under fair value based method for all
            awards                                                                      (169)          (230)          822
                                                                                 -----------    -----------   -----------
          Pro forma net income (loss)                                            $    (5,160)   $     3,686   $    83,937
                                                                                 ===========    ===========   ===========
          Income (loss) per share:
          Basic - as reported                                                    $     (0.17)   $      0.13   $      2.87
                                                                                 ===========    ===========   ===========
          Basic - pro forma                                                      $     (0.18)   $      0.13   $      2.87
                                                                                 ===========    ===========   ===========
          Diluted - as reported                                                  $     (0.18)   $      0.12   $      2.86
                                                                                 ===========    ===========   ===========
          Diluted - Pro forma                                                    $     (0.18)   $      0.12   $      2.86
                                                                                 ===========    ===========   ===========

          The fair value for each award granted was estimated at the date of grant using the Black-Scholes option-pricing model assuming no dividend yield and the following assumptions:

                                                                                         Three months
                                                                                        ended March 31,       Year ended
                                                                                 --------------------------   December 31,
                                                                                   2005 (*)       2004 (*)        2004
                                                                                 ------------   -----------   -----------
                                                                                         Unaudited              Audited
                                                                                 --------------------------   -----------

          Average risk-free interest rate                                               --            --             2.5%
          Average expected life (in years)                                              --            --             2.8
          Volatility                                                                    --            --              42%

          (*)  No options were granted during the period.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5:-  CONTINGENT LIABILITIES

          There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements for 2004, the details of which are as follows:

          a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal as described in paragraph b below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.



          b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

               In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. The claimants are required to deposit letters of undertaking with the court no later than May 22, 2005, and the defendants are required to file their statements of defense to the claim within 45 days thereof, unless the Supreme Court orders otherwise.

               The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.


          c. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments and that the above claim will not have a significant effect on the Company's results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


NOTE 6:-  BUSINESS SEGMENTS

          As of March 31, 2005, the Company operates in two business segments:
          (1) the System and Projects segment through its subsidiary ETI and (2) the Other Holdings and Corporate Operations segment which reflects the investments in companies engaged in various fields of advanced technology and includes corporate headquarters.

          The operations of the System and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

          The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the telecom, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

          On September 2, 2003, Elron's majority owned subsidiary, ESW, sold substantially all of its assets and business to Zix (See Note 3d to the Company's annual financial statements for 2004). Prior to the above sale, the Company operated indirectly through ESW in a third business segment - Internet Products.

          Segment information is as follows:

                                                           Other
                                                          holdings         Internet
                                            Systems         and            Products
                                              and         corporate     (Discontinued
                                           Projects       operations      operations)   Adjustments         Total
                                          -----------    -----------    -------------  -------------     -----------
          For the three months ended
            March 31, 2005 (Unaudited):
          Net revenues                    $     1,273    $     2,985    $      --      $      --         $     4,258
          Net loss                               (476)        (4,637)          --             --              (5,113)

          As of March 31, 2005
            (Unaudited):
          Total assets                          6,712        483,021    $      --           (2,502)(*)       487,231

          For the three months ended
            March 31, 2004 (Unaudited):

          Net revenues                    $     1,656    $     1,769    $      --      $      --         $     3,425
          Net income (loss)                      (557)         4,579           (300)          --               3,722


                                                           Other        Internet
                                            Systems       holdings      Products
                                              and           and      (Discontinued
                                           Projects       corporate    operations)      Adjustments          Total
                                          -----------    ----------- -------------     ------------      -----------
          For the year ended December
            31, 2004 (Audited):

          Net revenues                    $     5,065    $    11,265   $      --       $     --          $    16,330
          Net income (loss)                    (7,946)        92,533          (454)          --               84,133

          As of December 31, 2004
            (Audited):

          Total assets                          7,630        495,642          --            (2,116)(*)       501,156

               (*)  Inter-company balances.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

          a.   Effect on the statement of operations:

                                                                            Three months ended
                                                                              March 31, 2005
                                                          -------------------------------------------------------
                                                                                                  As per Israeli
                                                             As reported       Adjustments             GAAP
                                                          ---------------   ----------------   ------------------
                                                                                 Unaudited
                                                          -------------------------------------------------------
               Net loss                                    $      (5,113)    $      (2,572)     $    (7,685)


                                                                            Three months ended
                                                                              March 31, 2004
                                                          -------------------------------------------------------
                                                                                                  As per Israeli
                                                             As reported       Adjustments             GAAP
                                                          ---------------   ----------------   ------------------
                                                                                 Unaudited
                                                          -------------------------------------------------------

               Net income                                  $       3,722     $        1,687     $          5,409


                                                                                Year ended
                                                                             December 31, 2004
                                                          -------------------------------------------------------
                                                                                                  As per Israeli
                                                             As reported       Adjustments             GAAP
                                                          ---------------   ----------------   ------------------
                                                                                  Audited
                                                          -------------------------------------------------------
               Net income                                  $      84,133     $       7,896      $        92,029


          b.   Effect on the balance sheet:


                                                                              March 31, 2005
                                                          -------------------------------------------------------
                                                                                                  As per Israeli
                                                             As reported       Adjustments             GAAP
                                                          ---------------   ----------------   ------------------
                                                                                 Unaudited
                                                          -------------------------------------------------------
               Total assets                                $     487,231      $   (187,051)     $       300,180

               Total liabilities including minority
                 interest                                         97,792           (65,645)              32,147

               Total equity                                      389,439          (121,406)             268,033

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  RECONCILIATION TO ISRAELI GAAP (Cont.)

          b.   Effect on the balance sheet: (cont.)

                                                                             December 31, 2004
                                                          -------------------------------------------------------
                                                                                                  As per Israeli
                                                             As reported       Adjustments             GAAP
                                                          ---------------   ----------------   ------------------
                                                                                  Audited
                                                          -------------------------------------------------------
               Total assets                                $     501,156      $   (176,476)     $       324,680

               Total liabilities including minority
                 interest                                        112,076           (62,976)              49,100

               Total equity                                      389,080          (113,500)             275,580


          c.   Material adjustments:

               The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in
               Note 29 to the Company's annual financial statements for 2004.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of March 31, 2005:

                                                                       Carrying value
                                                                           of the         Market value of the publicly
                                                                         investment                  traded
                                                            % of            as of              investments as of:
                                                         ownership        March 31,       March 31,          May 9,
                                                        interest (1)      2005 (2)           2005             2005
                                                      ------------------------------------------------- -----------------
  Consolidated Companies:
  -----------------------
  Elron Telesoft Ltd. and Elron Telesoft Export Ltd.      100%         $       3,742    $          -     $           -
  Galil Medical Ltd. (3)                                   39%                   482               -                 -
  3DV Systems Ltd. (3)                                     71%                   324               -                 -
  Starling (3)                                             50%                 1,266               -                 -
  SELA (3)                                                 39%                 1,140               -                 -

  Affiliated Companies (equity):
  ------------------------------
  Given Imaging Ltd. (Nasdaq: GIVN) (3)                    20%                66,473         160,566           140,448
  NetVision Ltd.                                           46%                 3,106               -                 -
  ChipX                                                    26%                 3,548               -                 -
  CellAct Ltd.                                             45%                   419               -                 -
  Oren Semiconductor Inc.                                  41%                   866               -                 -
  Oncura (4)                                               10%                11,589               -                 -
  AMT                                                      41%                 4,501                                 -
  Wavion, Inc.                                             38%                   924               -                 -
  Pulsicom Israel Technologies Ltd.                        18%                   237               -                 -
  Notal Vision, Inc.                                       26%                   443               -                 -

  Available for sale:
  -------------------
  Partner (Nasdaq: PTNR) (5)                                9%               144,612         144,612            27,111(5)
  EVS (Nasdaq: EVSNF.OB)                                   10%                   949           1,589             1,589

  Partnership:
  ------------
  Gemini Israel Fund L.P.                                   5%                    37               -                 -
  InnoMed Ventures L.P.                                    14%                 3,139               -                 -

  Cost:
  -----
  Avantry (formerly:Witcom Ltd.) (3)                        7%                   495               -                 -
  Jordan Valley                                            28%                 6,707               -                 -
  Impliant                                                 28%                 7,340               -                 -

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.

(5) On April 20, 2005, Elbit sold 12,765,190 shares of Partner to Partner in consideration for approximately $94,000. The market value as of May 9, 2005 represents only shares that were not sold to Partner, see also Note 3a.